FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July, 2003

AUDIOCODES LTD.

(Translation of registrant’s name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  √

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

On July 21, 2003, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net loss for the second quarter of 2003 and other recent developments.  A copy of this press release is annexed hereto as Exhibit 1.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1.

Press Release, dated July 21, 2003, announcing revenues and net loss for the second quarter of 2003 and other recent developments.

The information set forth in the first, second, third, and fourth paragraphs of, and the information contained under the heading “Appointment of Joseph Tenne as Director” in, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378; and (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-105473.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.

(Registrant)

By:

/s/ MIKE LILO

Mike Lilo

Chief Operating Officer and

Chief Financial Officer

Dated:

July 22, 2003

EXHIBIT INDEX

Exhibit No.

Description

1.

Press Release, dated July 21, 2003, announcing revenues and net loss for the second quarter of 2003 and other recent developments.